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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 8-A


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


                               CENTENE CORPORATION
             (Exact name of registrant as specified in its charter)

              DELAWARE                                  04-1406317
       (State of incorporation                           Employer
          or organization)                           Identification No.)


    7711 CARONDELET AVENUE, SUITE 800
          ST. LOUIS, MISSOURI                             63105
 (Address of principal executive offices)              (Zip Code)

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If this form relates to the registration of a class of      If this form relates to the registration of a class of
securities pursuant to Section 12(b) of the Exchange Act    securities pursuant to Section 12(g) of the Exchange
and is effective pursuant to General Instruction A.(c),     Act and is effective pursuant to General
please check the following box.  [ X ]                      Instruction A.(d), please check the following box.
                                                            [   ]
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Securities Act registration statement file number to which this form
relates:        ___________  (If applicable)

Securities to be registered pursuant to Section 12(b) of the Act:


          Title of Each Class                Name of Each Exchange on Which
          to be so Registered                Each Class is to be Registered
          -------------------                ------------------------------

             COMMON STOCK                        NEW YORK STOCK EXCHANGE
      $.001 par value per share

Securities to be registered pursuant to Section 12(g) of the Act:

                                             ------------------------
                                                 (Title of Class)


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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

GENERAL

      Our certificate of incorporation authorizes the issuance of up to 40,000,000 shares of common stock, par value $0.001 per share, and 10,000 shares of preferred stock, par value $0.001 per share, of which 40,000 shares are designated Series A Junior Participating Preferred Stock in connection with the Rights Plan described below. The rights and preferences of the remaining authorized preferred stock may be established from time to time by our Board of Directors. As of October 9, 2003, 20,089,274 shares of our common stock were outstanding and we had approximately 26 stockholders of record. No shares of Series A Junior Participating Preferred Stock are outstanding as of the date of this filing. The following description of our capital stock is qualified in its entirety by reference to our certificate of incorporation, as amended, and our bylaws, copies of which have been filed with the Securities and Exchange Commission.

COMMON STOCK

      Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our common stock are entitled to receive proportionately any dividends as may be declared from time to time by our Board of Directors, subject to any preferential dividend rights of any outstanding preferred stock. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share ratably in all remaining assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of our common stock have no preemptive, subscription, redemption or conversion rights, other than described below under the caption "Rights Plan". The rights, preferences and privileges of holders of our common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future.

      For a description of the purchase rights held by the holders of our common stock on and after September 10, 2002, please see the information under the caption "Rights Plan" below.

PREFERRED STOCK

      Under the terms of our certificate of incorporation, our Board of Directors
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is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our Board of Directors has the discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock. On August 26, 2002, in connection with the Rights Plan described below, our Board of Directors designated 40,000 shares of preferred stock as Series A Junior Participating Preferred Stock, $0.001 par value per share, as set forth in the Certificate of Designations of Series A Junior Participating Preferred Stock filed with the Secretary of State of the State of Delaware on August 30, 2002 and summarized below under the caption "Rights Plan".

      The purpose of authorizing our Board of Directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock may provide desirable flexibility in connection with possible acquisitions and other corporate purposes, but could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

RIGHTS PLAN

      On August 26, 2002, our Board of Directors declared a dividend of one Right for each outstanding share of our common stock to our stockholders of record at the close of business on September 10, 2002, called the Record Date. Each "Right" entitles the registered holder to purchase from us one one-thousandth of a share of our Series A Junior Participating Preferred Stock at a purchase price of $170.00 in cash per share, called the Purchase Price, subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement, dated as of August 30, 2002, between us and Mellon Investor Services LLC, as Rights Agent.

      Initially, the Rights are not exercisable and will be attached to all certificates representing outstanding shares of our common stock, and no separate certificate, called a Rights Certificate, representing the Rights will be distributed. The Rights will separate from our common stock, and the distribution date will occur, upon the earlier of (i) 10 business days following the first date of a public announcement that a person or group of affiliated or associated persons, called an Acquiring Person, has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of our common stock or (ii) 10 business days following the commencement of a tender offer or exchange offer that would result in a person or group beneficially owning 15% or more of the outstanding shares of our common stock, called the Distribution Date. The Distribution Date may be deferred in
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circumstances determined by our Board of Directors. In addition, certain inadvertent acquisitions will not trigger the occurrence of the Distribution Date. Until the Distribution Date (or earlier redemption or expiration of the Rights), (i) the Rights will be evidenced by our common stock certificates outstanding on the Record Date or by new certificates representing common stock issued after the Record Date which contain a notation incorporating the Rights Agreement by reference, (ii) the Rights will be transferred with and only with such certificates, and (iii) the surrender for transfer of any certificates representing shares of our common stock outstanding will also constitute the transfer of the Rights associated with the common stock represented by such certificate.

      The Rights are not exercisable until the Distribution Date and will expire upon the close of business on August 30, 2012, called the Final Expiration Date, unless earlier redeemed or exchanged. As soon as practicable after the Distribution Date, separate Rights Certificates will be mailed to the holders of record of our common stock as of the close of business on the Distribution Date and, thereafter, the separate Rights Certificates alone will represent the Rights. Except as otherwise determined by our Board of Directors, and except for shares of our common stock issued upon exercise, conversion or exchange of then outstanding options, convertible or exchangeable securities or other contingent obligations to issue shares or pursuant to any employee benefit plan or arrangement, only shares of our common stock issued prior to the Distribution Date will be issued with Rights.

      In the event that any person becomes an Acquiring Person, then, promptly following the first occurrence of such event, each holder of a Right shall thereafter have the right to receive, upon exercise, that number of shares of our common stock, or, in certain circumstances, cash, property or other securities, which equals the exercise price of the Right divided by 50% of the current market price per share of our common stock at the date of the occurrence of such event. However, Rights are not exercisable following such event until such time as the Rights are no longer redeemable by us. Notwithstanding any of the foregoing, following the occurrence of such event, all Rights that are, or, under certain circumstances, were, beneficially owned by any Acquiring Person will be null and void. The event summarized in this paragraph is referred to as an "A Trigger Event."

      For example, at an exercise price of $60 per Right, each Right not owned by an Acquiring Person following an A Trigger Event would entitle its holder to purchase for $60 such number of shares of our common stock as equals $60 divided by one-half of the current market price of our common stock.
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Assuming that our common stock had a market price of $30 per share at such time, the holder of each valid Right would be entitled to purchase four shares of our common stock, having a market value of 4 x $30, or $120, for $60.

      In the event that, at any time after any person becomes an Acquiring Person, (i) we are consolidated with, or merged with and into, another entity and we are not the surviving entity of such consolidation or merger or if we are the surviving entity, but shares of our outstanding common stock are changed or exchanged for stock or securities, cash or any other property, or (ii) more than 50% of our assets or earning power is sold or transferred, each holder of a Right shall thereafter have the right to receive, upon exercise, that number of shares of common stock of the acquiring company which equals the exercise price of the Right divided by 50% of the current market price of such common stock at the date of the occurrence of the event. The events summarized in this paragraph are referred to as a "B Trigger Event." A Trigger Events and B Trigger Events are collectively referred to as "Triggering Events."

      For example, at an exercise price of $60 per Right, each valid Right following a B Trigger Event would entitle its holder to purchase for $60 such number of shares of common stock of the acquiring company as equals $60 divided by one-half of the current market price of such common stock. Assuming that such common stock had a market price of $30 per share at such time, the holder of each valid Right would be entitled to purchase four shares of common stock of the acquiring company, having a market value of 4 x $30, or $120, for $60.

      At any time after the occurrence of an A Trigger Event, when no person owns a majority of our common stock, our Board of Directors may exchange the Rights in whole or in part, at an exchange ratio of one share of our common stock, or one one-thousandth of a share of our preferred stock, or of a share of a class or series of our preferred stock having equivalent rights, preferences and privileges, per Right.

      The Purchase Price payable, and the number of units of our preferred stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, our preferred stock, (ii) if holders of our preferred stock are granted certain rights or warrants to subscribe for our preferred stock or convertible securities at less than the then-current market price of our preferred stock, or
(iii) upon the distribution to holders of our preferred stock of evidences of indebtedness or assets or of subscription rights or warrants. The number of Rights associated with each share of our common stock is also subject to adjustment in the event of a stock split of our common stock or a stock dividend on our common stock payable in common stock or subdivisions, consolidations or combinations of our common stock occurring, in any such case, prior to the Distribution Date.
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      With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least 1% of the Purchase Price. No fractional shares of our preferred stock, other than fractions which are integral multiples of one one-thousandth of a share of our preferred stock, will be issued and, in lieu thereof, an adjustment in cash will be made based on the market price of our preferred stock on the last trading date prior to the date of exercise.

      Preferred stock purchasable upon exercise of the Rights will not be redeemable. Each share of our preferred stock will be entitled to receive, when, as and if declared by our Board of Directors, a minimum preferential quarterly dividend payment of $10 per share or, if greater, an aggregate dividend of 1000 times the dividend declared per share of our common stock. In the event of liquidation, the holders of our preferred stock will be entitled to a minimum preferential liquidation payment of $1000 per share, plus an amount equal to accrued and unpaid dividends, and will be entitled to an aggregate payment of 1000 times the payment made per share of our common stock. Each share of our preferred stock will have 1000 votes, voting together with our common stock. In the event of any merger, consolidation or other transaction in which our common stock is changed or exchanged, each share of our preferred stock will be entitled to receive 1000 times the amount received per share of our common stock. These rights are protected by customary antidilution provisions. Because of the nature of our preferred stock's dividend, liquidation and voting rights, the value of one one-thousandth of a share of our preferred stock purchasable upon exercise of each Right should approximate the value of one share of our common stock.

      At any time prior to the earlier of the tenth business day after the Stock Acquisition Date, we may redeem the Rights in whole, but not in part, at a price of $0.001 per Right, called the Redemption Price, payable in cash or stock. Immediately upon the redemption of the Rights or such earlier time as established by our Board of Directors in the resolution ordering the redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price. The Rights may also be redeemable following certain other circumstances specified in the Rights Agreement.

      Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder, including, without limitation, the right to vote or to receive dividends. Although the distribution of the Rights should not be taxable to our stockholders or to us, our stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become
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exercisable for our common stock or for common stock of an acquiring company as set forth above.

      Any provision of the Rights Agreement, other than the redemption price, may be amended by our Board of Directors prior to such time as the Rights are no longer redeemable. Once the Rights are no longer redeemable, our Board of Directors' authority to amend the Rights is limited to correcting ambiguities or defective or inconsistent provisions in a manner that does not adversely affect the interest of holders of Rights.

      The Rights are intended to protect our stockholders in the event of an unfair or coercive offer to acquire us and to provide our Board of Directors with adequate time to evaluate unsolicited offers. The Rights may have anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire us without conditioning the offer on a substantial number of Rights being acquired. The Rights, however, should not affect any prospective offer or willing to make an offer at a fair price and determined by our Board of Directors. The Rights should not interfere with any merger or other business combination approved by our Board of Directors.

      A copy of the Rights Agreement is available free of charge from us. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement, which is attached as Exhibit 4.1 and incorporated herein by reference.

DELAWARE LAW AND OUR CHARTER AND BY-LAWS PROVISIONS

      For a description of Delaware Law and certain other provisions contained in our certificate of incorporation and bylaws, reference is made to the information set forth under the heading "Anti-Takeover Effects of Provisions of Delaware Law and our Charter and By-Laws" in our prospectus, which constitutes a part of our registration statement on Form S-1, as amended (File No.
333-71258), filed under the Securities Act of 1933, as amended, which information is hereby incorporated by reference.

TRANSFER AGENT AND REGISTRAR

      The transfer agent and registrar for our common stock is Mellon Investor Services LLC.
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Item 2: EXHIBITS.


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                                                                                   INCORPORATED BY REFERENCE
                                                                                   -------------------------
                                                           FILED WITH
                                                             THIS
                                                           AMENDMENT
   EXHIBIT                                                    TO                        FILING DATE          EXHIBIT
   NUMBER                    DESCRIPTION                   FORM 8-A/A      FORM           WITH SEC           NUMBER
   ------                    -----------                   ----------      ----           --------           ------
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     3.1       Certificate of Incorporation of                              S-1      October 9, 2001          3.1
               Centene Corporation

    3.1a       Certificate of Amendment to                                 S-1/A     November 13, 2001        3.2a
               Certificate of Incorporation of
               Centene Corporation, dated November 8,
               2001

    3.1b       Certificate of Designations, dated                           S-1      November 13, 2001        3.2b
               November 8, 2001

     3.2       By-laws of Centene Corporation                               S-1      October 9, 2001          3.3

      4        Rights Agreement between Centene                             8-K      August 30, 2002          4.1
               Corporation and Mellon Investor
               Services LLC, as Rights Agent, dated
               August 30, 2003

     4.1       Specimen certificate for shares of                           S-1      November 13, 2001        4.1
               common stock of Centene Corporation


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                                    SIGNATURE


Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                    CENTENE CORPORATION


                                    By: /s/ Michael F. Neidorff
                                       -----------------------------------------
                                    Name: Michael F. Neidorff
                                    Title: President and Chief Executive Officer
Dated: October 14, 2003